SEC 1745   Potential persons who are to respond to the collection of
   (02-02) information contained in this form are not required to respond unless the form displays a currently valid OMB control number.






                               UNITED STATES                 OMB APPROVAL
                    SECURITIES AND EXCHANGE COMMISSION       OMB Number:
                                                             3235-0145
                          Washington, D.C. 20549             Expires: December
                                                             31, 2005
                              SCHEDULE 13G/A                 Estimated average
                              (Rule 13d-102)                 burden hours per
                                                             response. . 11



             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                              RAND LOGISTICS, INC.
                                (Name of Issuer)

                         Common Stock, Par Value $0.0001
                         (Title of Class of Securities)

                                    752182105
                                 (CUSIP Number)

                                  April 2, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [   ]   Rule 13d-1(b)
 [ X ]   Rule 13d-1(c)
 [   ]   Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  752182105

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
              Potomac Capital Management LLC
              13-3984298

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)     [     ]
            (b)     [     ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization
              Limited Liability Company formed under the laws of the State of New York

Number of          5.   Sole Voting Power
Shares                   0
Beneficially
Owned by           6.   Shared Voting Power
Each                    0
Reporting
Person With        7.   Sole Dispositive Power
                        0

                   8.   Shared Dispositive Power
                        0

     9.     Aggregate Amount Beneficially Owned by Each Reporting Person
            0.   Please see footnote (1)

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

     11.    Percent of Class Represented by Amount in Row (9)
            0

     12.    Type of Reporting Person (See Instructions)
              HC; OO (Limited Liability Corporation)

-----------
(1) On April 2, 2008, Potomac Capital Partners LP sold 525,200 shares of common stock of Rand Logistics, Inc. Potomac Capital Management LLC is the General Partner of Potomac Capital Partners LP.

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
              Potomac Capital Management Inc.
              13-3984786

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)     [     ]
            (b)     [     ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization
              Corporation formed under the laws of the State of New York

Number of          5.   Sole Voting Power
Shares                  0
Beneficially
Owned by           6.   Shared Voting Power
Each                    0
Reporting
Person With        7.   Sole Dispositive Power
                        0

                   8.   Shared Dispositive Power
                        0


     9.     Aggregate Amount Beneficially Owned by Each Reporting Person

            0.  Please see footnote (2)

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [     ]

     11.    Percent of Class Represented by Amount in Row (9)
            0

     12.    Type of Reporting Person (See Instructions)
              HC; CO



                                        3

-------------
(2) On March 31, 2008, Potomac Capital International Ltd. sold 2,100 shares of Rand Logistics, Inc. (the "Corporation"). Subsequently on April 2, 2008 Potomac Capital International Ltd. sold 322,000 shares and Pleiades Investment Partners-R LP sold 326,400 shares of common stock of the Corporation. Potomac Capital Management Inc. is the Investment Advisor of Potomac Capital International Ltd. and Pleiades Investment Partners-R LP

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
              Paul J. Solit

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)     [     ]
            (b)     [     ]

     3.     SEC Use Only

     4.
            Citizenship or Place of Organization
              U.S. Citizen

Number of          5.    Sole Voting Power
Shares
Beneficially       6.   Shared Voting Power
Owned by                0
Each
Reporting          7.   Sole Dispositive Power
Person With

                   8.   Shared Dispositive Power
                        0


     9.     Aggregate Amount Beneficially Owned by Each Reporting Person
            0

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [     ]

     11.    Percent of Class Represented by Amount in Row (9)
            0

     12.    Type of Reporting Person (See Instructions)
              IN; HC

Item 1.
           (a)  Name of Issuer
                Rand Logistics, Inc.

           (b)  Address of Issuer's Principal Executive Offices

                461 Fifth Ave., 25th Floor,
                New York, NY 10017

Item 2.
           (a)  Name of Person Filing
                This statement is being filed by (i) Potomac Capital Management LLC; (ii) Potomac Capital Management Inc.; and
                (iii) Paul J. Solit

           (b)  Address of Principal Business Office or, if none, Residence
                (i), (ii), and (iii)

                825 Third Avenue, 33rd Floor
                New York, NY 10022

           (c)  Citizenship
                (i) New York
                (ii) New York
                (iii) U.S.

           (d)   Title of Class of Securities

                 Common Stock

           (e)   CUSIP Number

                 752182105

Item 3.    Not Applicable

Item 4.      Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

POTOMAC CAPITAL MANAGEMENT LLC
(a) Amount beneficially owned:  0
(b) Percent of class:  0
(c) Number of shares as to which the person has:
       (i) Sole power to vote or to direct the vote 0
       (ii) Shared power to vote or to direct the vote 0
       (iii) Sole power to dispose or to direct the disposition of 0
       (iv) Shared power to dispose or to direct the disposition of 0

POTOMAC CAPITAL MANAGEMENT INC.
(a) Amount beneficially owned: 0
(b) Percent of class: 0
(c) Number of shares as to which the person has:
        (i) Sole power to vote or to direct the vote 0
        (ii) Shared power to vote or to direct the vote
        (iii) Sole power to dispose or to direct the disposition of 0
        (iv) Shared power to dispose or to direct the disposition of 0

PAUL J. SOLIT
 (a) Amount beneficially owned:  0
 (b) Percent of class:  0
 (c) Number of shares as to which the person has:
        (i)   Sole power to vote or to direct the vote    0
        (ii)  Shared power to vote or to direct the vote   0
        (iii) Sole power to dispose or to direct the disposition of    0
        (iv)  Shared power to dispose or to direct the disposition of  0


Item 5.      Ownership of Five Percent or Less of a Class
If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Exhibit A attached hereto.

Item 8.      Identification and Classification of Members of the Group
Not Applicable.

Item 9.      Notice of Dissolution of Group
Not Applicable.

Item 10.     Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







                                    Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated this 9th  day of April, 2008




                                           POTOMAC CAPITAL MANAGEMENT LLC

                                           By:   /s/ Paul J. Solit
                                                 Paul J. Solit, Managing Member

                                           POTOMAC CAPITAL MANAGEMENT INC.

                                           By:   /s/ Paul J. Solit
                                                 Paul J. Solit, President

                                           PAUL J. SOLIT

                                           By:   /s/ Paul J. Solit
                                                 Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A      Identification of entities which acquired the shares which are the subject of this report on Schedule 13G

Exhibit B      Joint Filing Agreement dated April 9, 2008 among Potomac Capital
               Management LLC, Potomac Capital Management, Inc. and Paul
               J. Solit